Filed pursuant to Rule 424(b)(3)
Registration No. 333-165219

Prospectus Supplement to Prospectus dated April 26, 2010

3,000,000 Shares

TriMas Corporation

Common Stock

All of the shares of TriMas Corporation common stock in this offering are being sold by the selling stockholder identified in this prospectus supplement. TriMas Corporation will not receive any proceeds from the sale of shares of its common stock being sold by the selling stockholder.

TriMas Corporation’s common stock is listed on the NASDAQ Global Market under the symbol “TRS.”  On November 1, 2010, the last reported sale price of TriMas Corporation’s common stock was $15.87 per share.

See “Risk Factors” on p. S-5  of this prospectus supplement, “Risk Factors” on page 2 of the accompanying prospectus and “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference, to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholder at a price of $14.75 per share which will result in $44,250,000 of proceeds to the selling stockholder.

Goldman, Sachs & Co. may offer the shares of common stock from time to time for sale in one or more transactions on the NASDAQ Global Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on November 4, 2010.

Goldman, Sachs & Co.

Prospectus Supplement dated November 1, 2010.

Prospectus Supplement

You should read this prospectus supplement and the documents incorporated by reference carefully before you invest.  Such documents contain important information you should consider when making your investment decision.  See “Information Incorporated by Reference” on page S-16.  If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement does not extend to you.  You should rely only on the information provided in this prospectus supplement or documents incorporated by reference in this prospectus supplement.  We have not authorized anyone to provide you with different information.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, the terms “TriMas,” “the Company,” “we,” “us” and “our” refer to TriMas Corporation and its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the accompanying prospectus, provides more general information about us and our common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement conflicts with information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. None of the Company, the selling stockholder or the underwriter has authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus.

The information in this document may only be accurate on the date of the document.  You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement.  Our business, financial condition, results of operations and prospects may have changed since that date.

The selling stockholder is not making an offer of these securities in any jurisdiction where the offer is not permitted.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and any documents we incorporate by reference herein or therein may contain forward-looking statements (as that term is defined by the federal securities laws) about our financial condition, results of operations and business. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and similar words used in this prospectus supplement.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus supplement.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in the prospectus supplement or any documents we incorporate by reference herein or therein. These cautionary statements qualify all forward-looking statements attributed to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt.  Additional risks and uncertainties not currently known to us or that we currently deemed to be immaterial also may materially adversely affect our business, financial position and results of operations or cash flows.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus supplement include general economic conditions in the markets in which we operate and industry-related factors such as:

•                       We have a history of net losses;

•                       Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession;

•                       Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins;

•                       Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results;

•                       We may be unable to successfully implement our business strategies.  Our ability to realize our business strategies may be limited;

•                       Our products are typically highly engineered or customer driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage;

•                       We depend on the services of key individuals and relationships, the loss of which could materially harm us;

•                       We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations;

•                       Restrictions in our debt instruments and accounts receivable facility limit our ability to take certain actions and breaches thereof could impair our liquidity;

•                       Our stock price may be subject to significant volatility due to our own results or market trends;

•                       If we do not meet the continued listing requirements of the NASDAQ our common stock may be delisted;

•                       We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results;

•                       We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed;

•                       We may be unable to adequately protect our intellectual property;

•                       We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us;

•                       Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations;

•                       Our growth strategy includes the impact of acquisitions.  If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected;

•                       We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition;

•                       We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business;

•                       Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results;

•                       A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results and impact our ability to service debt;

•                       Future sales of our common stock in the public market could cause our stock price to fall;

•                       If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted;

•                       Possible volatility in our stock price could negatively affect our stockholders;

•                       We are party to certain transactions with Heartland and its affiliates which may continue in the future;

•                       Provisions of Delaware law, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock; and

•                       We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

ABOUT THE REGISTRANT

We are a global manufacturer and distributor of products for commercial, industrial and consumer markets.  Most of our businesses share important characteristics, including leading market shares, strong brand names, broad product offerings, established distribution networks, relatively high operating margins, relatively low capital investment requirements, product growth opportunities and strategic acquisition opportunities.  We believe that a majority of our 2009 net sales were in markets in which our products enjoy the number one or number two market position within their respective product categories.  In addition, we believe that in many of our businesses, we are one of only a few manufacturers in the geographic markets where we currently compete.

Our principal executive offices are located at 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304.  Our telephone number is (248) 631-5450.  Our web site address is www.trimascorp.com.  The information on our website is not part of this prospectus supplement.

RISK FACTORS

Before you invest in our common shares, you should carefully consider the risks involved. Accordingly, you should carefully consider the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

All of the common shares offered hereby are being sold by the selling stockholder. We will not receive any proceeds from the sale of common shares in this offering.

THE SELLING STOCKHOLDER

Pursuant to this prospectus supplement and the accompanying prospectus, Heartland Industrial Associates, L.L.C. (“Heartland” or the “selling stockholder”) has agreed to sell 3,000,000 shares of our common stock.  The following table sets forth information as of November 1, 2010 regarding the beneficial ownership of our common stock by Heartland and the number of shares of our common stock offered by Heartland pursuant to this prospectus supplement and accompanying prospectus.  We have prepared this table based on information given to us by, or on behalf of, Heartland on October 30, 2010.  Please see the “Transactions with Related Persons” section of the proxy statement for our annual meeting of shareholders held on May 10, 2010, which is incorporated herein by reference, for a description of material relationships and transactions between us and the selling stockholder.

After completion of this offering, Heartland will beneficially own approximately 34.0% of our common shares.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission (the “SEC”).  In computing the number of shares beneficially owned by the selling stockholder and the percentage ownership of the selling stockholder, the number of common shares subject to options or warrants held by the selling stockholder that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding.  Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, the selling stockholder has sole voting and investment power with respect to the shares set forth opposite its name.

Name of Beneficial	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Being	Number of Shares Beneficially Owned After the Offering
Owner	Number	Percentage(2)	Offered	Number	Percentage(2)

Heartland Industrial Associates, L.L.C. (1)	14,904,972	42.6%	3,000,000	11,904,972	34.0%

(1)           These shares of common stock are beneficially owned indirectly by Heartland Industrial Associates, L.L.C. as the general partner or managing member of each of the entities indicated below, which hold shares of common stock directly.  These limited liability companies and limited partnerships hold common stock as follows: 9,742,230 shares are held by TriMas Investment Fund I, L.L.C. (“TIF I”); 2,243,827 shares are held by Metaldyne Investment Fund I, L.L.C. (“MIF I”); 842,675 shares are held by HIP Side-by-Side Partners, L.P.; 176,312 shares are held by TriMas Investment Fund II, L.L.C.; 32,952 shares are held by Metaldyne Investment Fund II, L.L.C. and 1,866,976 shares are held by HIP Investment Holdings I, LLC (“HIP Holdings”).   TIF I and HIP Holdings will sell 1,133,024 shares and 1,866,976  shares, respectively, as holders of record of such shares. The address of Heartland Industrial Associates, L.L.C. and its affiliated funds listed above is 177 Broad Street, 10th Floor, Stamford, Connecticut 06901.

(2)           Percentage ownership is based on 34,067,856 shares of common stock outstanding as of October 28, 2010, plus 948,182 shares of common stock deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act.

UNDERWRITING

The Company, the selling stockholder and Goldman, Sachs & Co. (the “underwriter”) have entered into an underwriting agreement with respect to the shares being offered.  Subject to certain conditions, the underwriter has agreed to purchase all of the 3,000,000 shares offered hereby.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

The Company’s common stock is traded on the NASDAQ Global Market under the symbol “TRS.”

The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the NASDAQ Global Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market.  These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.  The underwriter will need to close out any short sale by purchasing shares in the open market.  The underwriter is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Purchases to cover a short position, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and may maintain or otherwise affect the market price of the common stock.  As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

The Company, the selling stockholder, and the Company’s directors and executive officers have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans and the issuance of shares of common stock in connection with an acquisition (not exceeding 5% of the shares outstanding after this offering).

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)                             to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)                            to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)                             to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)                            in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the preceding paragraph, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a)                             it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Company was not an authorized person, apply to the Company; and

(b)                            it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company and the selling stockholder estimate that their share of the total expenses of the offering, excluding deemed underwriting discounts and commissions, will be approximately $350,000.

The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The selling stockholder has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, relating to information provided by the selling stockholder.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder.

Except as modified for estate tax purposes, a “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•                       an individual who is a citizen or resident of the United States;

•                       a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                       a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•                       an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                       a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws (including if you are a financial institution, United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” person subject to the alternative minimum tax, dealer in securities, broker, person who has acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, or a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

We have not and will not seek any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our common stock that are different from those discussed below.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

This discussion assumes that a non-U.S. holder will structure its ownership of our common stock so as to not be subject to the newly enacted withholding tax discussed below under “Additional Withholding Requirements.”

Dividends

If we do make distributions on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

In the event that we pay dividends on our common stock, the dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). A foreign corporation may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•                       the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

•                       the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•                       our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes (“USRPHC”) at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock (“the applicable period”).

In the case of a non-U.S. holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of an individual non-U.S. holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a 30% tax even though the individual is not considered a resident of the United States under the Code.

We believe that we are not, and we do not anticipate becoming, a USRPHC.  If, however, we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the applicable period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.  There can be no assurance that our common stock will qualify and continue to qualify as regularly traded on an established securities market.  Any taxable gain generally would be taxed in the same manner as gain that is effectively connected income, except that the branch profits tax will not apply.  Non-U.S. holders should consult your own advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2011) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

LEGAL MATTERS

Certain legal matters related to the offering will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York and for Heartland by Sidley Austin LLP, Chicago, Illinois.  Goldman, Sachs & Co. has been represented by Cravath Swaine & Moore LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  Our SEC filings can be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our shares of common stock are listed and traded on the NASDAQ Global Market under the trading symbol “TRS.”  Our reports, proxy statements and other information can also be read at the offices of the NASDAQ Global Market, One Liberty Plaza, 165 Broadway, New York, NY 10006.  General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.trimascorp.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on, or accessible through, our website is not incorporated into this prospectus supplement or the accompanying prospectus or our other securities filings and is not a part of these filings.

We have filed a registration statement on Form S-3 (Registration Number 333-165219) under the Securities Act with the SEC pursuant to which the shares of common stock are being offered by this prospectus supplement.  Neither this prospectus supplement nor the accompanying prospectus contains all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.  The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.  The documents we are incorporating by reference as of their respective dates of filing are as follows:

•                       Our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 4, 2010;

•                       Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 as filed with the SEC on April 30, 2010, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 as filed with the SEC on August 3, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 as filed with the SEC on October 28, 2010;

•                       Our Current Reports on Form 8-K, filed with the SEC on January 15, 2010 (other than Item 7.01 and the exhibits related thereto), March 4, 2010, March 15, 2010, March 26, 2010, April 7, 2010, May 11, 2010, June 10, 2010, August 20, 2010 and November 1, 2010; and

•                       Our Definitive Proxy Statement on Schedule 14A, filed on April 5, 2010.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but before the termination of the offering by this prospectus supplement shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: Investor Relations, 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 49304, (248) 631-5450.

PROSPECTUS

3,500,000 Shares

COMMON STOCK

This prospectus relates to the disposition from time to time of up to 3,500,000 shares of our common stock, plus an indeterminate number of shares of our common stock that maybe issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933, held by the Selling Stockholder described in the section entitled “Selling Stockholder” on page 19 of this prospectus.  The Selling Stockholder may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares.  For additional information on the possible methods of sale that may be used by the Selling Stockholder, you should refer to the section entitled “Plan of Distribution” on page 20 of this prospectus.  We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder.  We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the Selling Stockholder in disposing of the shares.

Our common stock is listed on the NASDAQ Global Market under the symbol “TRS.”  On April 20, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $8.25.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is November 1, 2010.

Prospectus Summary	1

Risk Factors	2

Special Note Regarding Forward-Looking Information	12

Use of Proceeds	14

Description of Our Capital Stock	15

Selling Stockholders	19

Plan of Distribution	20

Legal Matters	22

Independent Registered Public Accounting Firm	22

Where You Can Find Additional Information	23

Information Incorporated by Reference	24

You should read this prospectus and the information incorporated by reference carefully before you invest.  Such documents contain important information you should consider when making your investment decision.  See “Information Incorporated by Reference” on page 24.  You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.

The information in this document may only be accurate on the date of this document.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus.  As a result, it does not contain all the information that may be important to you.  To understand this transaction fully, you should read this entire prospectus carefully, including the risk factors beginning on page 2 and the documents incorporated by reference into this prospectus.

Unless the context otherwise requires, the terms “TriMas,” “the Company”, “we”, “us” and “our” refer to TriMas Corporation and its subsidiaries.

The Company

We are a global manufacturer and distributor of products for commercial, industrial and consumer markets. Most of our businesses share important characteristics, including leading market shares, strong brand names, broad product offerings, established distribution networks, relatively high operating margins, relatively low capital investment requirements, product growth opportunities and strategic acquisition opportunities. We believe that a majority of our 2009 net sales were in markets in which our products enjoy the number one or number two market position within their respective product categories. In addition, we believe that in many of our businesses, we are one of only a few manufacturers in the geographic markets where we currently compete.

Our principal executive offices are located at 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304.  Our telephone number is (248) 631-5450.  Our web site address is www.trimascorp.com.  The information on our website is not part of this prospectus.

The Offering

Selling Stockholder	Heartland Industrial Associates, L.L.C. (“Heartland,” or the “Selling Stockholder”)

Common stock offered by the Selling Stockholder	Up to 3,500,000 shares of our common stock(1)

Use of proceeds

Proceeds from the sale of common stock covered by this prospectus will be received by the Selling Stockholder. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We have been advised by the Selling Stockholder that the shares they may sell under this prospectus would be sold, if at all, in order to satisfy various potential payment obligations of the Selling Shareholder, which are unrelated to us, including the possible settlement of certain litigation unrelated to us.

NASDAQ symbol	TRS

(1)                                  This offering also relates to an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933.

RISK FACTORS

Investment in our securities involves risks.  Prior to making a decision about investing in our securities, you should consider carefully the risk factors, together with all of the other information contained or incorporated by reference in this prospectus and any prospectus supplement, including any additional specific risks described in the section entitled “Risk Factors” contained in any supplements to this prospectus, as well as any amendments thereto reflected in subsequent filings with the United States Securities and Exchange Commission (the “SEC”), which are incorporated herein by reference in their entirety.  The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us.  Additional risks and uncertainties not currently known to us or that we currently believe are immaterial may also impact our business operations, financial results and liquidity.

Risks Related to Our Business

We have a history of net losses.

We incurred net losses of $0.2 million, $136.2 million and $158.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The losses in 2008 and 2007 principally resulted from pre-tax, non-cash goodwill and indefinite-lived impairment charges of $166.6 million and $171.2 million, respectively, included in continuing operations. The losses in 2009 and 2008 were also impacted by losses from discontinued operations of $13.0 million and $12.1 million, respectively. In addition, interest expense associated with our highly leveraged capital structure, non-cash expenses such as depreciation and amortization of intangible assets and other asset impairments also contributed to our net losses. We may continue to experience net losses in the future.

Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession.

Our financial performance depends, in large part, on conditions in the markets that we serve in both the U.S. and global economies. Some of the industries that we serve are highly cyclical, such as the automotive, construction, industrial equipment, energy, aerospace and electrical equipment industries. We may experience a reduction in sales and margins as a result of a downturn in economic conditions or other macroeconomic factors. Lower demand for our products may also negatively affect the capacity utilization of our production facilities, which may further reduce our operating margins.

Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins.

Many of our products are sold in competitive markets. We believe that the principal points of competition in our markets are product quality and price, design and engineering capabilities, product development, conformity to customer specifications, reliability and timeliness of delivery, customer service and effectiveness of distribution. Maintaining and improving our competitive position will require continued investment by us in manufacturing, engineering, quality standards, marketing, customer service and support of our distribution networks. We may have insufficient resources in the future to continue to make such investments and, even if we make such investments, we may not be able to maintain or improve our competitive position. We also face the risk of lower-cost foreign manufacturers located in China, Southeast Asia and other regions competing in the markets for our products and we may be driven as a consequence of this competition to increase our investment overseas. Making overseas investments can be highly complicated and we may not always realize the advantages we anticipate from any such investments. Competitive pressure may limit the volume of products that we sell and reduce our operating margins.

Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results.

We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, copper, aluminum, polyethylene and other resins and energy. Prices for these products fluctuate with market conditions and we have experienced sporadic increases recently. We may be unable to completely offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance may be adversely impacted by further price increases. A failure by our suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, could have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

We may be unable to successfully implement our business strategies. Our ability to realize our business strategies may be limited.

Our businesses operate in relatively mature industries and it may be difficult to successfully pursue our growth strategies and realize material benefits therefrom. Even if we are successful, other risks attendant to our businesses and the economy generally may substantially or entirely eliminate the benefits. While we have successfully utilized some of these strategies in the past, our growth has principally come through acquisitions.

Our products are typically highly engineered or customer-driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage.

We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria. We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs. We may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We depend on the services of key individuals and relationships, the loss of which could materially harm us.

Our success will depend, in part, on the efforts of our senior management, including our chief executive officer. Our future success will also depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us.

We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations.

We continue to have indebtedness that is substantial in relation to our shareholders’ equity. As of December 31, 2009, we have approximately $514.6 million of outstanding debt and approximately $62.0 million of shareholders’ equity. Approximately 14% of our debt bears interest at variable rates and we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Our debt service payment obligations in 2009 were approximately $46.2 million and, based on amounts outstanding as of December 31, 2009. Our degree of leverage and level of interest expense may have important consequences, including:

•          our leverage may place us at a competitive disadvantage as compared with our less leveraged competitors and make us more vulnerable in the event of a downturn in general economic conditions or in any of our businesses;

•          our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•          our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, business development efforts, general corporate or other purposes may be impaired;

•          a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, thereby reducing the funds available to us for other purposes, including our operations, capital expenditures, future business opportunities or obligations to pay rent in respect of our operating leases; and

•          our operations are restricted by our debt instruments, which contain material financial and operating covenants, and those restrictions may limit, among other things, our ability to borrow money in the future for working capital, capital expenditures, acquisitions, rent expense or other purposes.

Our ability to service our debt and other obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategies.

Restrictions in our debt instruments and accounts receivable facility limit our ability to take certain actions and breaches thereof could impair our liquidity.

Our credit facility and the indenture governing our senior subordinated notes contain covenants that restrict our ability to:

•          pay dividends or redeem or repurchase capital stock;

•          incur additional indebtedness and grant liens;

•          make acquisitions and joint venture investments;

•          sell assets; and

•          make capital expenditures.

Our credit facility also requires us to comply with financial covenants relating to, among other things, interest coverage and leverage. Our accounts receivable facility contains covenants similar to those in our credit facility and includes additional requirements regarding our receivables. We may not be able to satisfy these covenants in the future or be able to pursue our strategies within the constraints of these covenants. Substantially all of our assets and the assets of our domestic subsidiaries (other than our special purpose receivables subsidiary) are pledged as collateral pursuant to the terms of our credit facility. A breach of a covenant contained in our debt instruments could result in an event of default under one or more of our debt instruments, our accounts receivable facility and our lease financing arrangements. Such breaches would permit the lenders under our credit facility to declare all amounts borrowed thereunder to be due and payable, and the commitments of such lenders to make further extensions of credit could be terminated. In addition, such breach may cause a termination of our accounts receivable facility. Each of these circumstances could materially and adversely impair our liquidity.

We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results.

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis as of October 1, and more frequently if we experience changes in our business conditions that indicate an interim test may be required, by comparing the estimated fair values with their respective carrying values.  We estimate the fair value of our goodwill and indefinite-lived intangible assets utilizing a combination of a discounted cash flow approach, which is based upon management’s operating budget and internal five-year forecast, and market-based valuation measures that consider earnings multiples (for goodwill testing) and royalty rates (for indefinite-lived intangible asset testing).  We test goodwill for impairment by comparing the estimated fair value of each of our reporting units, determined using a combination of the aforementioned techniques, to its respective carrying value on our balance sheet.  If carrying value exceeds fair value, then a possible impairment of goodwill exists and further evaluation is performed.  We test indefinite-lived intangible assets by comparing the estimated fair value of the assets, determined based on discounted future cash flows related to the net amount of royalty expenses avoided due to the existence of the trademark or trade name, to the carrying value.  If the carrying value exceeds fair value, an impairment charge is recorded.

The utilization of a discounted cash flow approach in the impairment test for both goodwill and indefinite-lived intangible assets requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate.  The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of our market capitalization in comparison to the estimated fair value of our reporting units determined using discounted cash flow analyses and other factors that are beyond our control.

At December 31, 2009, our goodwill and intangible assets were approximately $360.4 million and represented approximately 43.6% of our total assets.  Our net loss of $136.2 million and $158.4 million for the years ended December 31, 2008 and 2007, respectively, included $166.6 million and $171.2 million, respectively of pre-tax charges for impairment of goodwill and indefinite-lived intangible assets in continuing operations, and $0.9 million and $17.9 million of such charges in discontinued operations in 2009 and 2008, respectively.  If we experience declines in sales and operating profit or do not meet our current and forecasted operating budget, we may be subject to future goodwill impairments. In addition, while the fair value of our remaining goodwill exceeds its carrying value, significantly different assumptions regarding future performance of our businesses or significant declines in our stock price could result in additional impairment losses. Because of the significance of our goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on our financial results.

We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

We may be subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, reengineer, or rebrand certain products or packaging, any of which could affect our business, financial condition and operating results. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property.

While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future, will provide a meaningful competitive advantage. Our patents or pending applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection. Moreover, competitors may infringe on our patents or successfully avoid them through design innovation. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S. The cost of protecting our intellectual property may be significant and have a material adverse effect on our financial condition and future results of operations.

We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us.

We are subject to a variety of litigation incidental to our businesses, including claims for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes.

We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Although, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability to date, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower net income or cause the need to reduce our insurance coverage. In addition, a future claim may be brought against us that could have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

In addition, one of our Energy segment subsidiaries is a party to lawsuits related to asbestos contained in gaskets formerly manufactured by it or its predecessors. Some of this litigation includes claims for punitive and consequential as well as compensatory damages. We are not able to predict the outcome of these matters given that, among other things, claims may be initially made in jurisdictions without specifying the amount sought or by simply stating the minimum or maximum permissible monetary relief, and may be amended to alter the amount sought. Of the 7,816 claims pending at December 31, 2009, 96 set forth specific amounts of damages (other than those stating the statutory minimum or maximum). 71 of the 96 claims sought between $1.0 million and $5.0 million in total damages (which includes compensatory and punitive damages), 21 sought between $5.0 million and $10.0 million in total damages (which includes compensatory and punitive damages) and 4 sought over $10.0 million (which includes compensatory and punitive damages). Solely with respect to compensatory damages, 74 of the 96 claims sought between $50,000 and $600,000, 18 sought between $1.0 million and $5.0 million and 4 sought over $5.0 million. Solely with respect to punitive damages, 71 of the 96 claims sought between $0 million and $2.5 million, 20 sought between $2.5 million and $5.0 million and 5 sought over $5.0 million. Total defense costs from January 1, 2009 to December 31, 2009 were approximately $2.7 million and total settlement costs (exclusive of defense costs) for all asbestos cases since inception have been approximately $5.4 million through December 31, 2009. To date, approximately 50% of our costs related to defense and settlement of asbestos litigation have been covered by our primary insurance. Effective February 14, 2006, we entered into a coverage-in-place agreement with our first level excess carriers regarding the coverage to be provided to us for asbestos-related claims when our primary insurance is exhausted. The coverage-in-place agreement makes asbestos defense costs and indemnity insurance coverage available to us that might otherwise be disputed by the carriers and provides a methodology for the administration of such expenses. Nonetheless, there may be a period prior to the commencement of coverage under this agreement and following exhaustion of our primary insurance coverage during which we would be solely responsible for defense costs and indemnity payments, the duration of which would be subject to the scope of damage awards and settlements paid. We also may incur significant litigation costs in defending these matters in the future. We may be required to incur additional defense costs and pay damage awards or settlements or become subject to equitable remedies that could adversely affect our businesses.

Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations.

We are subject to federal, state, local and foreign environmental laws and regulations which impose limitations on the discharge of pollutants into the ground, air and water and establish standards for the generation, treatment, use, storage and disposal of solid and hazardous wastes, and remediation of contaminated sites. We may be legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination. We have been named as potentially responsible parties under CERCLA (the federal Superfund law)

or similar state laws in several sites requiring clean-up related to disposal of wastes we generated. These laws generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred substantial expenses for each of these sites over a number of years, a portion of which has been covered by insurance. In addition to the foregoing, our businesses have incurred and likely will continue to incur expenses to investigate and clean up existing and former company-owned or leased property, including those properties made the subject of sale-leaseback transactions for which we have provided environmental indemnities to the lessors. Additional sites may be identified at which we are a potentially responsible party under the federal Superfund law or similar state laws. We must also comply with various health and safety regulations in the U.S. and abroad in connection with our operations.

We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Based on information presently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us. The operation of manufacturing plants entails risks in these areas, however, and we may incur material costs or liabilities in the future that could adversely affect us. There can be no assurance that we have been or will be at all times in substantial compliance with environmental health and safety laws. Failure to comply with any of these laws could result in civil, criminal, monetary and non-monetary penalties and damage to our reputation. In addition, potentially material expenditures could be required in the future. For example, we may be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response.

Our growth strategy includes the impact of acquisitions. If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected.

One of our principal growth strategies is to pursue strategic acquisition opportunities. Since our separation from Metaldyne in June 2002, we have completed eleven acquisitions. Each of these acquisitions required integration expense and actions that negatively impacted our results of operations and that could not have been fully anticipated beforehand. In addition, attractive acquisition candidates may not be identified and acquired in the future, financing for acquisitions may be unavailable on satisfactory terms and we may be unable to accomplish our strategic objectives in effecting a particular acquisition. We may encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect our business strategy and financial condition and results of operations.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition.

We lease many of our manufacturing facilities and certain capital equipment. Our annualized rental expense in 2009 under these operating leases was approximately $14.7 million. A failure to pay our rental obligations would constitute a default allowing the applicable landlord to pursue any remedy available to it under applicable law, which would include taking possession of our property and, in the case of real property, evicting us. These leases are categorized as operating leases and are not considered indebtedness for purposes of our debt instruments.

We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business.

As of December 31, 2009, approximately 27% of our work force in our continuing operations was unionized under several different unions and bargaining agreements. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. In addition, if a greater percentage of our work force becomes unionized, our labor costs and risks associated with strikes, work stoppages or other slowdowns may increase.

On July 10, 2009, we reached a mutually agreeable settlement with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (“Union”) regarding the duration of a neutrality agreement we have with the Union. The agreement commits us to remain generally neutral in Union organizing drives through the duration of the agreement. On August 17, 2009, the Union began an organizing drive under the terms of the neutrality agreement at our facility located in Houston, Texas, which is included in our Energy segment. Since the Union obtained a simple majority of authorization cards during the organizing drive, on November 4, 2009 we recognized the Union at this facility. The recognition requires us and the Union to negotiate a first collective bargaining agreement within 180 days from the date of recognition. Under the neutrality agreement, there is no threat of strike or work slowdown during the first collective bargaining agreement.

On December 4, 2009, we received a notice of filing petition for union representation election filed by the International Association of Machinists and Aerospace workers with regard to our Engineered Components facility located in Plymouth, Massachusetts.  On January 15, 2010, a vote was held according to the rules of the National Labor Relations Board. The union was unsuccessful in receiving the simple majority of the required votes; therefore, the Plymouth, Massachusetts facility remains in a union free status.

On December 10, 2009, we received a notice of filing petition for union decertification at the Houston, Texas facility. The hearing on the petition has not yet been scheduled. The decertification petition is still pending with the National Labor Relations Board.

Due to the relocation of the NI Industries business from Riverbank, California to Rock Island, Illinois, we negotiated a closing agreement in February 2009 with the International Association of Machinists and Aerospace Workers, Local 1528 (the “IAM”) to extend the collective bargaining agreement to March 31, 2010, with an ability to extend the contract, if necessary, due to business conditions.  There are currently no unionized employees employed with NI Industries at the Riverbank location.  Due to the relocation, we elected not to extend the collective bargaining agreement with the IAM and, therefore, the contract has expired.

Other than as described above, we are not aware of any present active union organizing drives at any of our other facilities. We cannot predict the impact of any further unionization of our workplace.

Many of our direct or indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are included. In addition, organizations responsible for shipping our customers’ products may be impacted by occasional strikes or other activity. Any interruption in the delivery of our customers’ products could reduce demand for our products and could have a material adverse effect on us.

Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results.

We maintain a range of healthcare benefits for our active employees and a limited number of retired employees pursuant to labor contracts and otherwise. Healthcare benefits for active employees and certain retirees are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, all of which are subject to various cost-sharing features. Some of these benefits are provided for in fixed amounts negotiated in labor contracts with the respective unions. If our costs under our benefit programs for active employees and retirees exceed our projections, our business and financial results could be materially adversely affected. Additionally, foreign competitors and many domestic competitors provide fewer benefits to their employees and retirees, and this difference in cost could adversely impact our competitive position.

A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results and impact our ability to service debt.

Approximately 17.7% of our net sales for the year ended December 31, 2009 were derived from sales by our subsidiaries located outside of the U.S. We may significantly expand our international operations through internal growth and acquisitions. Sales outside of the U.S., particularly sales to emerging markets, and manufacturing in non-US countries are subject to various other risks which are not present within U.S. markets, including governmental embargoes or foreign trade restrictions such as antidumping duties, changes in U.S. and foreign governmental regulations, tariffs and other trade barriers, the potential for nationalization of enterprises, foreign exchange risk and other political, economic and social instability. In addition, there are tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries that could affect our financial results and reduce our ability to service debt.

Our stock price may be subject to significant volatility due to our own results or market trends.

If our revenue, earnings or cash flows in any quarter fail to meet the investment community’s expectations, there could be an immediate negative impact on our stock price. Our stock price could also be impacted by broader market trends and world events unrelated to our performance.

If we do not meet the continued listing requirements of the NASDAQ our common stock may be delisted.

Our common stock is listed on the NASDAQ. The NASDAQ requires us to continue to meet certain listing standards, including standards related to our shareholders’ equity and stock price. In instances where we do not meet the NASDAQ’s continued listing standards, we may be notified by the NASDAQ and we may be required to take corrective action to meet the continued listing standards; otherwise, our common stock may be delisted from the NASDAQ. A delisting of our common stock on the NASDAQ would reduce the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to access the public capital markets. A delisting would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain key employees.

Risks Related to Our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.  We have 400,000,000 shares of common stock authorized for issuance under our certificate of incorporation and 34,010,616 shares of common stock outstanding as of March 31, 2010.  All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act.  In addition, certain parties to our shareholders agreement have the right, subject to the limitations in the shareholders agreement, to exercise certain piggyback registration rights in connection with other registered offerings. Substantial sales by Heartland or the perception that these sales will occur may materially and adversely affect the price of our common stock.

If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

Part of our growth strategy is to expand into new markets and enhance our position in existing markets through acquisitions.  In order to successfully complete acquisitions we may target or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership.  The timing and quantity of the shares of our common stock that will be sold may have a negative impact on the market price of our common stock.  Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or in connection with acquisition financing), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Possible volatility in our stock price could negatively affect our stockholders.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results; changes in financial estimates or recommendations by securities analysts; changes in accounting standards, policies, guidance, interpretations or principles; sales of common stock by us or members of our management team; and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.  In addition, our financial results may be below the expectations of securities analysts and investors.  If this were to occur, the market price of our common stock could decrease, possibly significantly.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations.  These fluctuations often have been unrelated to the operating performance of companies in these markets.  Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance.  In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company.  The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our financial results.

Heartland owns approximately 43.5% of our voting common equity.

Heartland Industrial Partners (“Heartland”) beneficially owns approximately 43.5% of our outstanding voting common equity. As a result, Heartland has the power to substantially influence all matters submitted to our stockholders, exercise significant influence over our decisions to enter into any corporate transaction and any transaction that requires the approval of stockholders regardless of whether other stockholders believe that any such transactions are in their own best interests. For example, Heartland could cause us to make acquisitions that increase the amount of our indebtedness, sell revenue-generating assets or cause us to undergo a “going private” transaction with it or one of its affiliates based on its ownership without a legal requirement of unaffiliated shareholder approval. In addition, Heartland has the power to control the election of a majority of our directors. So long as Heartland continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions. Its interests may differ from other stockholders and it may vote in a way with which other stockholders disagree. In addition, this concentration of ownership may have the effect of preventing, discouraging or deterring a change of control. One of our directors is the Managing Member of Heartland’s general partner. Heartland also has the right to require us to file a registration statement with the SEC for purposes of registering for sale to the public some or all of the common stock of ours that it owns.

We are party to certain transactions with Heartland and its affiliates which may continue in the future.

While we have no current plans with respect to additional related party transactions with Heartland or its affiliates, apart from those existing and ordinary course matters we may enter into such transactions in the future.  Our debt instruments currently require that, principles of corporate law may recommend that and we intend to, enter into such transactions only on arm’s length third party terms.  However, we cannot assure you that, should we enter into any such transactions, they would not be detrimental to us and to shareholders other than the relevant affiliated party or that there will be relevant arm’s length third party transactions to which we may compare.

Provisions of Delaware law, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.  Our certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions.  For example, our certificate of incorporation authorizes our Board of Directors to determine the rights, preferences, privileges and restrictions of an unissued series of preferred stock, without any vote or action by our shareholders.  Thus, our Board of Directors is able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock.  Additional provisions include the sole power of our Board of Directors to fix the number of directors, limitations on the removal of directors, the sole power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise, and the inability of shareholders to act by written consent to call special meetings.  These rights may have the effect of delaying or deterring a change of control of our company.  In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors.  These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.  See “Description of Capital Stock.”

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have not declared or paid cash dividends on our common stock since becoming a stand-alone entity in June 2002 and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.  In addition, restrictions in our credit facility and our indenture governing the notes restrict our ability to pay dividends.  We currently intend to retain future earnings, if any, to finance our business and growth strategies.  Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and any documents we incorporate by reference herein or therein may contain forward-looking statements (as that term is defined by the federal securities laws) about our financial condition, results of operations and business. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and similar words used in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk factors” and elsewhere in this prospectus or any documents we incorporate by reference herein or therein. These cautionary statements qualify all forward-looking statements attributed to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt.  Additional risks and uncertainties not currently known to us or that we currently deemed to be immaterial also may materially adversely affect our business, financial position and results of operations or cash flows.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus include general economic conditions in the markets in which we operate and industry-related factors such as:

•                  We have a history of  net losses;

•                  Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession;

•                  Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins;

•                  Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results;

•                  We may be unable to successfully implement our business strategies.  Our ability to realize our business strategies may be limited;

•                  Our products are typically highly engineered or customer-driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage;

•                  We depend on the services of key individuals and relationships, the loss of which could materially harm us;

•                  We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations;

•                  Our stock price may be subject to significant volatility due to our own results or market trends;

•                  If we do not meet the continued listing requirements of the NASDAQ our common stock may be delisted;

•                  We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results;

•                  We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed;

•                  We may be unable to adequately protect our intellectual property;

•                  We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us;

•                  Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations;

•                  Our growth strategy includes the impact of acquisitions.  If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected;

•                  We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition;

•                  We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business;

•                  Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results;

•                  A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results and impact our ability to service debt;

•                  Future sales of our common stock in the public market could cause our stock price to fall;

•                  If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted;

•                  Possible volatility in our stock price could negatively affect our stockholders;

•                  We are party to certain transactions with Heartland and its affiliates which may continue in the future;

•                  Provisions of Delaware law, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock; and

•                  We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the Selling Stockholder.  We have been advised by the Selling Stockholder that the shares they may sell under this prospectus would be sold, if at all, in order to satisfy various potential payment obligations of the Selling Shareholder, which are unrelated to us, including the possible settlement of certain litigation unrelated to us.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We refer to our certificate of incorporation as so amended as our certificate of incorporation.  The certificate of incorporation, authorizes us to issue 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of March 31, 2010, there were outstanding 34,010,616 shares of common stock held of record by 625 stockholders and there were no shares of preferred stock issued and outstanding.  In addition, there were 1,850,968 shares of common stock reserved for issuance upon exercise of outstanding stock options, of which 1,019,230 were vested.  The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.  Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.  Our credit facilities and the indenture governing the notes impose restrictions on our ability to pay dividends on common stock.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of our common stock have no preemptive, subscription, redemption or conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of March 31, 2010, there were no outstanding shares of preferred stock.  Our certificate of incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of the common stock.  The issuance of preferred stock could:

•                  adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•                  decrease the market price of our common stock; or

•                  delay, deter or prevent a change in our control.

We have no current plans to issue any shares of preferred stock although they may be issued in the future.

The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances.  The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.  The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Shareholders Agreement

Heartland and other investors are parties to a shareholders agreement regarding their ownership of our common stock.

Anti-Takeover Effects of Delaware Law and  Our Certificate of Incorporation and By-laws

Delaware Law

We have elected to opt out of the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder.  An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation’s voting stock.

Certificate of Incorporation and By-law Provisions

Certain provisions of our certificate of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.  Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

Classified Board.  Our certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible.  As a result, approximately one-third of our Board of Directors will be elected each year.  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.  Our certificate of incorporation and the by-laws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Under the Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.  Our certificate of incorporation does not expressly provide for cumulative voting.  Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting.  Our by-laws also specify requirements as to the form and content of a stockholder’s notice.  These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

No Action by Written Consent; Special Meeting.  Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.  In addition, our by-laws provide that special meetings of our stockholders may be called only by the Board of Directors or the chairman of the Board of Directors.

Authorized but Undesignated Stock.  The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us or otherwise render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions that limit the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

(a)                                  for any breach of a director’s duty of loyalty to us or our affiliates or our stockholders,

(b)                                 for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(c)                                  under Section 174 of the DGCL, or

(d)                                 for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.  Our by-laws allow us to indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our certificate of incorporation further provides that we will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of ours, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, to the fullest extent permitted by the Delaware General Corporation Law.  This right of indemnification shall include the right to have paid by us the expenses, including attorneys’ fees, incurred in defending any such proceeding in advance of its final disposition.  If Delaware law so requires, however, the advancement of such expenses incurred by a director or officer in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person) will only be made upon the delivery to us of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such person is not entitled to be indemnified for such expenses by us.

We have entered into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons.  We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.  We also intend to enter into these agreements with our future directors and certain of our executive officers.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted.  We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

Registrar and Transfer Company currently serves as the transfer agent and registrar for the common stock and as rights agent for the rights.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “TRS.”

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to 3,500,000 shares of our common stock (plus an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act) by the Selling Stockholder.

The following table, based upon information currently known by us, sets forth as of March 31, 2010:  (i) the number of shares held of record or beneficially by the Selling Stockholder as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by the Selling Stockholder.

Except as described above under “Risk Factors” and in the documents incorporated by reference herein, the Selling Stockholder has not held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities.  Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by their spouses under applicable law.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)	Common Stock Offered Pursuant to this Prospectus(1)	Owned Upon Completion of this Offering (2)	Percentage of Common Stock Owned Upon Completion of this Offering(3)
Heartland Industrial Associates, L.L.C.	15,237,996	3,500,000	11,737,996	33.5%

(1)                                  These shares of common stock are beneficially owned indirectly by the Selling Stockholder as the general partner, managing member and/or general partner of a sole member, as the case may be, of each of the limited partnerships or limited liability companies listed below, which hold shares of common stock directly.  These limited partnerships and limited liability companies are holders of record of common stock as follows: 9,742,230 shares are held by TriMas Investment Fund I, L.L.C. (“TIF I”);  2,243,827 shares are held by Metaldyne Investment Fund I, L.L.C. (“MIF I”); 2,200,000 shares are held by HIP Investment Holdings I, L.L.C. (“HIP Investment”); 842,675 shares are held by HIP Side-by-Side Partners, L.P.; 176,312 shares are held by TriMas Investment Fund II, L.L.C. and 32,952 shares are held by Metaldyne Investment Fund II, L.L.C.  In addition, by reason of a shareholders agreement, the Selling Stockholder, and Heartland Industrial Partners, L.P., as the managing member of TIF I and MIF I and as the sole member of HIP Investment, may be deemed to share beneficial ownership of shares of common stock held by other shareholders party to such shareholders agreement and may be considered to be members of a “group,” as such term is used under Section 13(d) under the Exchange Act.  In offerings hereunder, it is presently expected that TIF I and HIP Investment will sell 1,300,000 shares and 2,200,000 shares, respectively, as holders of record of such shares, with the actual allocation of the aggregate of 3,500,000 shares between such entities to be determined by the Selling Stockholder.  The address of Heartland Industrial Associates, L.L.C. and its affiliated funds listed above is 177 Broad Street, 10th Floor, Stamford, Connecticut 06901.  Daniel P. Tredwell is the Managing Member of the Selling Stockholder and, as such, has sole voting and dispositive power over the shares held by the Selling Stockholder.  Mr. Tredwell disclaims beneficial ownership of such shares.  The Selling Stockholder is neither a broker-dealer nor an affiliate of a broker-dealer.

(2)                                  We do not know when or in what amounts the Selling Stockholder may offer shares for sale.  The Selling Stockholder may not sell any or all of the shares offered by this prospectus.  Because the Selling Stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholder.

(3)                                  Percentage ownership is based on 34,010,616 shares of common stock outstanding as of March 31, 2010, plus 1,019,230 shares of common stock deemed to be outstanding with respect to individual stockholders pursuant to Rule I3d-3(d)(1) under the Exchange Act.

PLAN OF DISTRIBUTION

The Selling Stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholder may use any one or more of the following methods when selling such shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•                  one or more underwritten offerings on a firm commitment or best efforts basis;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell such shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholder  (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions or discounts may be less than or in excess of those customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder.

The Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus.

The Selling Stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplement-

ing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  In no event shall any broker-dealer receive fees, commissions or markups which, in the aggregate, would exceed eight percent (8%) of the gross proceeds received by the Selling Stockholder for the sale of securities hereunder.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the Selling Stockholder (as well as persons, including broker-dealers or agents deemed to be “underwriters” within the meaning of the Securities Act) against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, in accordance with a registration rights agreement, or the Selling Stockholder will be entitled to contribution.

The Selling Stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the Selling Stockholder.  If we are notified by the Selling Stockholder that any material arrangement has been entered into with any underwriters or broker-dealers for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Cahill Gordon & Reindel LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of TriMas Corporation as of December 31, 2009 and December 31, 2008 and for each of the years in the three-year period ended December 31, 2009, incorporated by reference herein and in the registration statement, have been audited by KPMG LLP, an independent registered public accounting firm, whose report expresses an unqualified opinion.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the SEC to register the securities offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement.  For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it.  You may read and copy any document which we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We file annual, quarterly and current reports, proxy statements, and other information with the SEC and these reports, proxy statements, and other information can be inspected on the Internet site maintained by the SEC at http://www.see.gov.

We are also subject to the information and periodic reporting requirements of the Exchange Act.  We file annual, quarterly and current reports, proxy statements, and other information with the SEC to comply with the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.  The documents we are incorporating by reference as of their respective dates of filing are as follows:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 4, 2010;

•                  Our Definitive Proxy Statement on Schedule 14A filed on April 5, 2010;

•                  Our Current Reports on Form 8-K filed with the SEC on  January 15, 2010 (other than Item 7.01 and the exhibits related thereto), March 4, 2010, March 15, 2010, March 26, 2010 and April 7, 2010; and

•                  The description of our common stock contained in our registration statement on Form 8-A (File No. 001-10716).

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.  In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and prior to the effectiveness of this registration statement.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Investor Relations
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 49304
(248) 631-5450

3,000,000 Shares

TriMas Corporation

Common Stock

Goldman, Sachs & Co.